UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7 )*





                           UCI Medical Affiliate, Inc.
   -------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
   -------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   902633-10-6
                                 (CUSIP Number)
   Robert A. Leichtle, I-20 at Alpine Road, Columbia, SC 29219 (803) 788-3860
   -------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 May 13, 2003
   -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  902633-10-6
         ------------------

1.       Names of Reporting Persons

                  Blue Cross and Blue Shield of South Carolina
                  --------------------------------------------

                  I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
     -------
(b)
     -------

3.   SEC Use Only _____

4.   Source of Funds (See Instructions)   AF
                                       ---------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _______________

6.   Citizenship or Place of Organization  USA
                                         --------

Number of        7.  Sole Voting Power
Shares               -----------------
Beneficially     8.  Shared Voting Power 4,645,010
Owned by                                 ---------
Each             9.  Sole Dispositive Power
Reporting                                  ----------
Person With     10. Shared Dispositive Power 4,645,010
                                             ---------


11. Aggregate Amount Beneficially Owned by Each Reporting Person  4,645,010
                                                                  ---------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ________________

13. Percent of Class Represented by Amount in Row (11)  48.1%
                                                      ---------

14. Type of Reporting Person (See Instructions)  IC, HC and CO
                                                 -------------

CUSIP No.         902633-10-6


1. Names of Reporting Persons

   Companion HealthCare Corporation

   I.R.S. Identification Nos. of above persons (entities only).


2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) ---------

   (b) ---------

3. SEC Use Only

4. Source of Funds (See Instructions)  WC
                                     ------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization USA
                                       ------

Number of            7. Sole Voting Power    4,026,829
Shares                                       ---------
Beneficially         8. Shared Voting Power __________
Owned by
Each                 9. Sole Dispositive Power 4,026,829
Reporting                                      ---------
Person With         10. Shared Dispositive Power _________






                   11. Aggregate Amount Beneficially Owned by Each Reporting
                       Person 4,026,829
                              ---------
                   12. Check if the Aggregate Amount in Row (11) Excludes
                       Certain Shares (See Instructions) __________
                   13. Percent of Class Represented by Amount in Row (11) 41.7%
                                                                         -------
                   14. Type of Reporting Person (See Instructions) CO
                                                                  -----

CUSIP No.         902633-10-6


1.  Names of Reporting Persons

    Companion Property and Casualty Insurance Company

    I.R.S. Identification Nos. of above persons (entities only).


2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)
      ---------

   (b)
      ---------

3. SEC Use Only

4. Source of Funds (See Instructions) AF
                                     ----

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization USA .

Number of           7. Sole Voting Power 618,181
Shares                                   -------
Beneficially        8. Shared Voting Power _______
Owned by            9. Sole Dispositive Power 618,181
                                              -------
Each               10. Shared Dispositive Power _______
Reporting
Person With

11. Aggregate Amount Beneficially Owned by Each Reporting Person    618,181
                                                                --------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) __________


13. Percent of Class Represented by Amount in Row (11) 6.4%
                                                      -----
14.      Type of Reporting Person (See Instructions)   IC and CO

Item 1.  Security and Issuer

     This amendment to Schedule 13D is filed with respect to the common stock, par value $0.05 per share, of UCI Medical Affiliates, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4416 Forest Drive, Columbia, South Carolina 29206.


Item 2.  Identity and Background

Pursuant to Instruction C of the General Instructions to Schedule 13D, the information set forth in sections (A), (B) and (C) below is being provided with respect to each of the three entities on whose behalf this amendment to Schedule 13D is being filed.

     (A) Blue Cross and Blue Shield of South Carolina ("BCBS") is a mutual insurance corporation organized under the laws of the state of South Carolina. Its principal business is group health insurance. The address of its principal offices is I-20 at Alpine Road, Columbia, South Carolina 29219. The executive officers and directors of BCBS are listed below. To the knowledge of BCBS, each of the persons listed below is a citizen of the United States of America, and during the last five years, none of the following persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (1) M. Edward Sellers, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Sellers is Chairman of the Board, Chief Executive Officer and President of BCBS.

     (2) Robert A. Leichtle, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Leichtle is Executive Vice President, Chief Financial Officer and Treasurer of BCBS.

     (3) Thomas G. Faulds, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Faulds is President and Chief Operating
                  Officer of the Blue Cross-Blue Shield Division of BCBS.

     (4) William R. Horton, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Horton is President and Chief Operating Officer of the Government Programs Division of BCBS.

     (5) Stephan K. Wiggins, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Wiggins is Senior Vice President and Chief Information Officer of BCBS.

     (6) Bill L. Amick, Batesburg-Leesville, South Carolina. Mr. Amick is Chief Executive Officer of Amick Farms and a Director of BCBS.

     (7) Helen E. Clawson, Charleston, South Carolina. Mrs. Clawson is an attorney and a Director of BCBS.

     (8) Merl F. Code, Greenville, South Carolina. Mr. Code is an attorney and a Director of BCBS.

     (9) Harry R. Easterling, Bennettsville , South Carolina. Mr. Easterling is an attorney and a Director of BCBS.

     (10) E.Erwin Maddrey II, Greenville, South Carolina. Mr. Maddrey is President of Delata Woodside, Inc. (a textile manufacturer) and a Director of BCBS.

     (11) Joseph F. Sullivan, Camden, South Carolina. Mr. Sullivan is retired and is a Director of BCBS.

     (12) John M. Trask, Jr., Beaufort, South Carolina. Mr. Trask is Chairman of First Carolina Corporation (a real estate development company) and a Director of BCBS.

     (B) Companion HealthCare Corporation ("Companion") is a corporation organized under the laws of the state of South Carolina. Its principal business is the operation of a health maintenance organization, and it is a wholly owned subsidiary of BCBS. The address of its principal offices is I-20 at Alpine Road, Columbia, South Carolina 29219. The executive officers and directors of Companion are listed below. To the knowledge of Companion, each of the persons listed below is a citizen of the United States of America, and during the last five years, none of the following persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (1) M. Edward Sellers, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Sellers is Chief Executive Officer and Chairman of the Board of Directors of Companion. He is also Chairman of the Board, Chief Executive Officer and President of BCBS, and Chairman of the Board and Chief Executive Officer of CPCI.

     (2) Thomas G. Faulds, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Faulds is President and a Director of Companion. He is also is President and Chief Operating Officer of the Blue Cross-Blue Shield Division of BCBS.

     (3) Harvey L. Galloway, Jr., I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Galloway is Executive Vice President, Chief Operating Officer and a Director of Companion.

     (4) David S. Pankau, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Pankau is Senior Vice President - Administration and Chief Operating Officer of Companion.

     (5) Douglas R. Fleming, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Fleming is Senior Vice President, Health Services of Companion and a Director of CPIC.

     (6) Timothy L. Vaughn, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Vaughn is Chief Financial Officer and Assistant Treasurer of Companion.

     (7) Robert A. Leichtle, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Leichtle is Treasurer of Companion. He is also Executive Vice President, Chief Financial Officer and Treasurer of BCBS and Treasurer of CPCI.

     (8) Ann T. Burnett, I-20 at Alpine Road, Columbia, South Carolina 29219. Ms. Burnet is Vice President of Companion.

     (9) Charles B. Campbell, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Campbell is Vice President of Companion.

     (10) Gary M. Keller, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Keller is Vice President of Companion.

     (11) Mary P. Mazzola, I-20 at Alpine Road, Columbia, South Carolina 29219. Ms. Mazzola is Vice President of Companion.

     (12) Laura Bird Long, M.D., I-20 at Alpine Road, Columbia, South Carolina 29219. Dr. Long is Chief Medical Officer of Companion.

     (13) Vivian B. Gray, I-20 at Alpine Road, Columbia, South Carolina 29219. Ms. Gray is Secretary of Companion.

     (14) Judith M. Davis, I-20 at Alpine Road, Columbia, South Carolina 29219. Ms. Davis is a Director of Companion and a Vice President and Corporate General Counsel with BCBS.

     (15) Bruce E. Honeycutt, I-20 at Alpine Road, Columbia, South Carolina. Mr. Honeycutt is a Vice President with BCBS and a Director of Companion.

     (C) Companion Property and Casualty Insurance Company ("CPCI") is a corporation organized under the laws of the state of South Carolina. Its principal business is property and casualty insurance, and it is a wholly owned subsidiary of BCBS. The address of its principal offices is I-20 at Alpine Road, Columbia, South Carolina 29219. The executive officers and directors of CPCI are listed below. To the knowledge of CPCI, each of the persons listed below is a citizen of the United States of America, and during the last five years, none of the following persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (1) M. Edward Sellers, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Sellers is the Chairman of the Board of Directors and Chief Executive Officer of CPCI. He is also the Chairman, President and Chief Executive Officer and a Director of BCBS, and the Chief Executive Officer and the Chairman of the Board of Directors of Companion.

     (2) Charles M. Potok I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Potok is the President and a Director of
                  CPCI.

     (3) Robert A. Leichtle, I-20 at Alpine Road, Columbia, South Carolina 29219. He is also Executive Vice President, Chief Financial Officer and Treasurer of BCBS and Treasurer and a Director of CPCI.

     (4) Judith M. Davis, I-20 at Alpine Road, Columbia, South Carolina 29219. Ms. Davis is a Director of CPCI. She is also Vice President and Corporate General Counsel with BCBS and a Director of Companion.

     (5) Douglas R. Fleming, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Fleming is the Senior Vice President, Health Services of Companion and a Director of CPIC.

     (6) William R. Horton, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Horton is a Director of CPCI. He is also President and Chief Operating Officer of the Government Programs Division of BCBS.

     (7) William R. Shrader is a Director of CPCI. He is also Vice President and Chief Actuary of BCBS.

     (8) Joseph F. Sullivan, Camden, South Carolina. Mr. Sullivan is retired and is a Director of CPCI and BCBS.

Item 3. Source and Amount of Funds or Other Consideration

     On May 13, 2003, Companion purchased an aggregate of 2,020,387 shares of common stock of the Issuer in three private transactions from three holders of such securities. Companion paid cash of $0.40 per share for an aggregate purchase price of $808,154.80 for all of the shares purchased. The purchase price was paid using funds from the working capital of Companion. The aggregate purchase was comprised of a purchase of 300,000 shares from each of Huizenga Investments, LP and Westbury (Bermuda) Ltd., and the purchase of 1,420,387 shares from MainStreet Healthcare Corporation.


Item 4. Purpose of Transaction

     The purpose of the acquisition of the securities by Companion described in
Item 3 of this Schedule 13D is for investment, and to assist the Issuer in strengthening facilities used by subscribers of Companion and BCBS in conjunction with services offered by Companion and BCBS, and to assure access to such facilities and related services. Companion may acquire additional shares of common stock of the Issuer by exercise of its option described in Item 5 of this amendment to Schedule 13D. None of BCBS, Companion or CPCI presently has any plans to acquire additional shares, although any or all of these entities may do so from time to time in the future.


Item 5. Interest in Securities of the Issuer

     Companion is the record and beneficial owner of 4,026,829 shares, or 41.7%, of the Issuer's common stock, with respect to which it has sole voting, investment and dispositive power. CPCI is the record and beneficial owner of 618,181 shares, or 6.4%, of the Issuer's common stock, with respect to which it has sole voting, investment and dispositive power. BCBS may be deemed to have indirect beneficial ownership of the same shares by virtue of its ownership of all of the stock of, and ability to elect the directors of, Companion and CPCI. Nevertheless, BCBS disclaims such beneficial ownership and hereby declares that pursuant to Rule 13d-4, the filing of this Schedule 13D shall not be construed as an admission that BCBS is the beneficial owner of any of the shares covered by such filing.

     No other person named in Item 2 of this Schedule 13D is the beneficial owner of any of the common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Issuer has granted to each of Companion and CPCI the right to require registration of the shares of the common stock of the Issuer held by each of them (other than the shares acquired in the transaction described in Item 3 of this amendment to Schedule 13D) under certain circumstances as described in the respective stock purchase agreements pursuant to which each of Companion and CPCI acquired shares directly from the Issuer. BCBS and its subsidiaries have the option to purchase as many shares of the Issuer as maybe necessary for BCBS and its subsidiaries to obtain ownership of 47% of the outstanding common stock of the Issuer in the event that the Issuer issues additional stock to other parties (excluding shares issued to employees or directors of Issuer).

Item 7. Material to Be Filed as Exhibits

     (a) Copy of written agreement relating to the filing of joint acquisition statements.



SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.



Date:  May 13, 2003            BLUE CROSS AND BLUE SHIELD OF SOUTH CAROLINA
       ------------


                               By:  /s/ ROBERT  A. LEICHTLE
                                  ----------------------------------------
                                  Robert A. Leichtle
                                  Executive Vice President , Chief Financial
                                  Officer and Treasurer


Date:  May 13, 2003            COMPANION HEALTHCARE CORPORATION
       ------------

                               By: /s/ ROBERT  A. LEICHTLE
                                  ----------------------------------------
                                  Robert A. Leichtle
                                  Treasurer


Date: May 13, 2003             COMPANION PROPERTY AND CASUALTY INSURANCE COMPANY
      ------------


                               By: /s/ ROBERT  A. LEICHTLE
                                  ----------------------------------------
                                  Robert A. Leichtle
                                  Treasurer

EXHIBIT 1
to Amendment No. 7 to Schedule 13D




                     AGREEMENT TO FILE SCHEDULES 13D JOINTLY



     Pursuant to the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that whenever one or more of them is required to file a statement containing the information required by Schedule 13D (or an amendment thereto) relating to shares of UCI Medical Affiliates, Inc., which Schedule 13D relates as to each of them to the same securities, they agree that only one such statement shall be filed on behalf of all such persons containing the required information with regard to each such person. Dated this 13th day of May, 2003.



                             BLUE CROSS AND BLUE SHIELD OF SOUTH CAROLINA


                             By: /s/ ROBERT  A. LEICHTLE
                                ----------------------------------------
                                Robert A. Leichtle
                                Executive Vice President , Chief Financial
                                Officer and Treasurer


                             COMPANION HEALTHCARE CORPORATION


                             By:  /s/ ROBERT  A. LEICHTLE
                                -----------------------------------------
                                Robert A. Leichtle
                                Treasurer


                             COMPANION PROPERTY AND CASUALTY INSURANCE COMPANY


                             By:  /s/ ROBERT  A. LEICHTLE
                                ---------------------------------------
                                Robert A. Leichtle
                                Treasurer